As filed with the Securities and Exchange Commission on December 29, 2009.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(§240.13e-100)

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. __)

SILICON STORAGE TECHNOLOGY, INC.

(Name of the Issuer)

SILICON STORAGE TECHNOLOGY, INC.

TECHNOLOGY RESOURCES HOLDINGS, INC.

TECHNOLOGY RESOURCES MERGER SUB, INC.

BING YEH

YAW WEN HU

(Name of Person(s) Filing Statement)

COMMON STOCK, NO PAR VALUE PER SHARE

(Title of Class of Securities)

827057100

(CUSIP Number of Class of Securities)

James B. Boyd Senior Vice President, Finance and Chief Financial Officer Silicon Storage Technology, Inc. 1020 Kifer Road Sunnyvale, CA 94086 (408) 735-9110	Ronald Chwang Chairman of the Strategic Committee of the Board of Directors of Silicon Storage Technology, Inc. 1020 Kifer Road Sunnyvale, CA 94086 (408) 735-9110	Technology Resources Holdings, Inc. Technology Resources Merger Sub, Inc. 1460 Main Street Suite 200 Southlake, Texas 76092 (817) 898-1500	Bing Yeh Yaw Wen Hu Silicon Storage Technology, Inc. 1020 Kifer Road Sunnyvale, CA 94086 (408) 735-9110

(Name, Address, and Telephone Numbers of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

COPIES TO:

John T. McKenna, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306 (650) 843-5000	Steve L. Camahort, Esq. Shearman & Sterling LLP 525 Market Street San Francisco, CA 94105 (415) 616-1100	David C. Rex, Esq. Jackson Walker LLP Bank of America Plaza 901 Main Street, Suite 6000 Dallas, TX 75202 (214) 953-6000

This statement is filed in connection with (check the appropriate box):

a.	☑	The filing of solicitation materials or an information statement subject to Regulation 14A (Sections 240.14a-1 through 240.14b-2), Regulation 14C (Sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:        ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:        ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
$177,155,657.40	$12,631.20

*	This calculation is based upon $0.00007130 multiplied by transaction valuation shown above. For purposes of calculation of this fee only, this transaction valuation is based on the aggregate number of securities to which the transaction applies multiplied by the per unit price or other underlying value of the transaction. For purposes of calculating the aggregate number of securities only, this number is based on (i) 84,249,979 shares of Silicon Storage Technology, Inc. common stock outstanding and owned by shareholders other than the parties identified on Schedule A to the merger agreement described in the proxy statement referenced below and their affiliates (the “Management Group”); and (ii) outstanding stock options to purchase an aggregate of 854,450 shares of Silicon Storage Technology, Inc. common stock with exercise prices below $2.10 which are eligible to be cashed out in the merger. For purposes of calculating the per unit price, this price is based on the fact that (i) each outstanding share of common stock owned by shareholders will be converted into the right to receive $2.10 in cash, without interest, and (ii) each outstanding stock option to purchase shares of Silicon Storage Technology, Inc. common stock with a per share exercise price less than $2.10 will be converted into the right to receive a cash payment equal to (a) the excess of $2.10 over the per share exercise price for the shares of common stock subject to such stock option, multiplied by (b) the number of shares of common stock underlying each such stock option.

☑	Check the box if any part of the fee is offset as provided by Section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid: $12,631.20

Form or Registration No.: Schedule 14A

Filing Party: Silicon Storage Technology, Inc.

Date Filed: December 29, 2009

Introduction

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule”) is being filed by (i) Silicon Storage Technology, Inc., a California corporation and the issuer of the equity securities which are the subject of the Rule 13e-3 transaction (“SST”), (ii) Technology Resources Holdings, Inc., a Delaware corporation (“Parent”), (iii) Technology Resources Merger Sub, Inc., a California corporation and wholly-owned subsidiary of Parent (“Merger Sub”), (iv) Bing Yeh, Chairman and Chief Executive Officer of SST, and (v) Yaw Wen Hu, Ph.D., Executive Vice President and Chief Operating Officer of SST and a member of the board of directors of SST (collectively, the “Filing Persons”), although each Filing Person expressly disclaims any obligation to file this Schedule.

This Schedule relates to the Agreement and Plan of Merger, dated as of November 13, 2009, by and among Parent, Merger Sub and SST (the “Merger Agreement”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into SST (the “Merger”), and each outstanding share of our common stock (other than shares as to which dissenters’ rights have been properly exercised and except as described below with respect to Mr. Yeh and Dr. Hu) will be converted into the right to receive $2.10, without interest. Mr. Yeh, and Dr. Hu have entered into a contribution agreement with Parent. Under the terms of the contribution agreement, Mr. Yeh and Dr. Hu agreed to exchange all of their beneficially held SST common stock for common stock and preferred stock of Parent immediately prior to the consummation of the Merger. Parent has obtained conditional equity and debt financing commitments for the transactions contemplated by the Merger Agreement, the aggregate proceeds of which, together with our available cash will be sufficient to pay the aggregate merger consideration and all related fees and expenses. The Merger Agreement contains representations, warranties and covenants of SST, Parent and Merger Sub, including among others, covenants by SST concerning the conduct of our business in the ordinary course during the interim period between the execution of the Merger Agreement and the consummation of the Merger. The closing of the Merger is subject to closing conditions, including approval of the Merger by (i) the holders of a majority of our outstanding common stock represented and voting at a special meeting to be held to approve the Merger Agreement and the consummation of the Merger, excluding Mr. Yeh and Dr. Hu, and (ii) the holders of a majority of our outstanding common stock. Mr. Yeh and Dr. Hu, who beneficially hold, directly or indirectly, approximately 12.7% of our outstanding common stock, have also entered into voting agreements with Parent pursuant to which they have agreed to vote their beneficially held shares in favor of the Merger and against any other acquisition proposals, and further agreed to certain restrictions on the transfer of their shares.

Concurrently with the filing of this Schedule, SST is filing with the Securities and Exchange Commission a proxy statement (the “Proxy Statement”) under Regulation 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), relating to the special meeting of shareholders of SST at which the shareholders of SST will consider and vote upon a proposal to approve the principal terms of the Merger and adopt the Merger Agreement. A copy of the Proxy Statement is attached hereto as Exhibit (a)(3) and a copy of the Merger Agreement is attached as Annex A to the Proxy Statement. All references in this Schedule to Items numbered 1001 to 1016 are references to Items contained in Regulation M-A under the Exchange Act.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the Items of Schedule 13E-3. The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion. Capitalized terms used but not defined in this Schedule shall have the meanings given to them in the Proxy Statement.

The information contained in this Schedule and/or the Proxy Statement concerning (i) SST was supplied by SST and no other Filing Person takes responsibility for the accuracy of such information and (ii) each other Filing Person was supplied by such filing person and no other Filing Person takes responsibility for the accuracy of such information nor any other information not supplied by such Filing Person.

The filing of this Schedule shall not be construed as an admission by any of the Filing Persons, or by any affiliate of a Filing Person, that SST is “controlled” by any other Filing Person or that any Filing Person is an “affiliate” of SST or of any other Filing Person within the meaning of Rule 13E-3 under the Exchange Act.

Item 1. Summary Term Sheet.

The information set forth under the caption “Summary Term Sheet” in the Proxy Statement is incorporated herein by reference.

Item 2. Subject Company Information.

(a)	Name and Address. The principal executive office of the subject company, Silicon Storage Technology, Inc., is 1020 Kifer Road, Sunnyvale, California 94086, and its telephone number is (408) 735-9110.

(b)	Securities. The information set forth under the caption “The Special Meeting—Record Date; Stock Entitled to Vote; Quorum” of the Proxy Statement is incorporated herein by reference. The exact title of the subject class of equity securities is common stock, no par value per share.

(c)	Trading Market and Price. The information set forth under the caption “Important Information Concerning SST—Market Price and Dividend Data” of the Proxy Statement is incorporated herein by reference.

(d)	Dividends. The information set forth under the caption “Important Information Concerning SST—Market Price and Dividend Data” of the Proxy Statement is incorporated herein by reference.

(e)	Prior Public Offerings. The information set forth under the caption “Important Information Concerning SST—Prior Public Offerings” of the Proxy Statement is incorporated herein by reference.

(f)	Prior Stock Purchases. The information set forth under the caption “Important Information Concerning SST—Prior Stock Purchases” of the Proxy Statement is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a)	Name and Address. The business address and business telephone number of SST, the subject company, and all of directors and executive officers of SST are as stated in Item 2(a). Mr. Yeh is the Chairman and Chief Executive Officer of SST and Dr. Hu is the Executive Vice President and Chief Operating Officer of SST and a member of the board of directors of SST. The business address of each of Parent and Merger Sub is 1460 Main Street, Suite 200, Southlake, Texas 76092, and the business telephone number of each of Parent and Merger Sub is (817) 898-1500.

(b)	Business and Background of Entities. The information required by this item with respect to Parent and Merger Sub is set forth under the captions “Summary Term Sheet—The Parties to the Merger” and “The Parties to the Merger” of the Proxy Statement and is incorporated herein by reference. The state of organization of Parent is Delaware and the state of organization of Merger Sub is California. During the past five years, neither Parent nor Merger Sub have been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(c)	Business and Background of Natural Persons. The information required by this item with respect to all of directors and executive officers of SST, including Mr. Yeh and Dr. Hu, is set forth under the captions “Important Information Concerning SST —Directors and Executive Officers of SST” and “Important Information Concerning SST—Security Ownership of Certain Beneficial Owners and Management” of the Proxy Statement and is incorporated herein by reference. During the past five years, none of the directors and executive officers of SST has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. All directors and executive officers of SST, including Mr. Yeh and Dr. Hu, are citizens of the United States of America, other than Mr. Nickerson. Mr. Nickerson is a citizen of Canada.

The information required by this item with respect to Parent and Merger Sub is set forth under the captions “Important Information Concerning SST—Directors and Executive Officers of Parent and Merger Sub” of the Proxy Statement and is incorporated herein by reference. During the last five years, none of Parent, Merger Sub, or Mr. Gatlin have been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Mr. Gatlin is a U.S. citizen and his business number is (817) 898-1500.

Item 4. Terms of the Transaction.

(a)(2)	Material Terms. The information set forth under the captions “Summary Term Sheet,” “Questions and Answers about the Special Meeting and Merger,” “Special Factors,” “The Merger Agreement” and “The Special Meeting—Vote Required” of the Proxy Statement is incorporated herein by reference.

(c)	Different Terms. The information set forth under the captions “Summary Term Sheet,” “Special Factors—Purposes and Plans for SST After the Merger,” “Special Factors—Financing,” “Special Factors—Voting Agreements,” “Special Factors—Certain Effects of the Merger,” “Special Factors—Interests of Our Directors and Executive Officers in the Merger” and “The Merger Agreement—Merger Consideration” of the Proxy Statement is incorporated herein by reference.

(d)	Appraisal Rights. The information set forth under the captions “Special Factors—Dissenters’ Rights” and “Annex C—Chapter 13 of the California Corporations Code” of the Proxy Statement is incorporated herein by reference.

(e)	Provisions for Unaffiliated Security Holders. The information set forth under the caption “Special Factors—Provisions for Unaffiliated Security Holders” of the Proxy Statement is incorporated herein by reference.

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a)	Transactions. The information set forth under the captions “Special Factors—Past Contacts, Transactions, Negotiations and Agreements” of the Proxy Statement is incorporated herein by reference.

(b)	Significant Corporate Events. The information set forth under the caption “Special Factors—Past Contacts, Transactions, Negotiations and Agreements—Background of the Merger” of the Proxy Statement is incorporated herein by reference.

(c)	Negotiations or Contacts. The information set forth under the caption “Special Factors—Past Contacts, Transactions, Negotiations and Agreements—Background of the Merger” of the Proxy Statement is incorporated herein by reference.

(e)	Agreements Involving the Subject Company’s Securities. The information set forth under the captions “Summary Term Sheet,” “Special Factors —Financing,” “Special Factors—Voting Agreements,” “Special Factors—Interests of Our Directors and Executive Officers in the Merger” and “The Merger Agreement” of the Proxy Statement is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(b)	Use of Securities Acquired. The information set forth under the captions “Special Factors—Certain Effects of the Merger” and “The Merger Agreement” of the Proxy Statement is incorporated herein by reference.

(c)(1)-(8)	Plans. The information set forth under the captions “Summary Term Sheet,” “Special Factors—Purposes and Plans for SST After the Merger” and “The Merger Agreement” of the Proxy Statement is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

(a)	Purposes. The information set forth under the captions “Summary Term Sheet,” “Questions and Answers about the Special Meeting and Merger,” “Special Factors—Reasons for the Merger of SST and Recommendation of the Board of Directors,” “Special Factors—Parent’s Purposes and Reasons for the Merger” and “Special Factors—Purposes and Reasons for the Merger of the Management Group” of the Proxy Statement is incorporated herein by reference.

(b)	Alternatives. The information set forth under the captions “Special Factors—Past Contacts, Transactions, Negotiations and Agreements—Background of the Merger,” “Special Factors—Reasons for the Merger of SST and Recommendation of the Board of Directors,” “Special Factors—Parent’s Purposes and Reasons for the Merger” and “Special Factors—Purposes and Reasons for the Merger of the Management Group” of the Proxy Statement is incorporated herein by reference.

(c)	Reasons. The information set forth under the captions “Special Factors—Past Contacts, Transactions, Negotiations and Agreements—Background of the Merger,” “Special Factors—Reasons for the Merger of SST and Recommendation of the Board of Directors,” “Special Factors—Parent’s Purposes and Reasons for the Merger,” “Special Factors—Purposes and Reasons for the Merger of the Management Group” and “Special Factors—Purposes and Plans for SST After the Merger” of the Proxy Statement is incorporated herein by reference.

(d)	Effects. The information set forth under the captions “Special Factors—Certain Effects of the Merger,” “Special Factors—Interests of Our Directors and Executive Officers in the Merger,” “Special Factors—Material U.S. Federal Income Tax Consequences of the Merger,” “Special Factors—Purposes and Plans for SST After the Merger,” “Special Factors—Dissenters’ Rights” and “Annex C—Chapter 13 of the California Corporations Code” of the Proxy Statement is incorporated herein by reference.

Item 8. Fairness of the Transaction.

(a)	Fairness. The information set forth under the captions “Summary Term Sheet,” “Special Factors—Past Contacts, Transactions, Negotiations and Agreements—Background of the Merger,” “Special Factors—Opinion of the Financial Advisor to SST’s Strategic Committee,” “Special Factors—Reasons for the Merger of SST and Recommendation of the Board of Directors,” “Special Factors—Position of Prophet Equity as to the Fairness of the Merger” and “Special Factors—Position of the Management Group as to the Fairness of the Merger” of the Proxy Statement, and the information set forth in “Annex B—Opinion of Houlihan Lokey Howard & Zukin Capital, Inc.” to the Proxy Statement, is incorporated herein by reference.

(b)	Factors Considered in Determining Fairness. The information set forth under the captions “Special Factors—Past Contacts, Transactions, Negotiations and Agreements—Background of the Merger,” “Special Factors—Reasons for the Merger of SST and Recommendation of the Board of Directors,” “Special Factors—Opinion of the Financial Advisor to SST’s Strategic Committee,” “Special Factors—Position of Prophet Equity as to the Fairness of the Merger” “Special Factors—Position of the Management Group as to the Fairness of the Merger,” “Special Factors—Purposes and Plans for SST After the Merger,” “Special Factors—Interests of Our Directors and Executive Officers in the Merger” and “Important Information Concerning SST—Certain Projections” of the Proxy Statement, and the information set forth in “Annex B—Opinion of Houlihan Lokey Howard & Zukin Capital, Inc.” to the Proxy Statement, is incorporated herein by reference.

(c)	Approval of Security Holders. The information set forth under the caption “The Special Meeting—Vote Required” of the Proxy Statement is incorporated herein by reference.

(d)	Unaffiliated Representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for the purposes of negotiating the terms of the transaction and/or preparing a report concerning the fairness of the transaction.

(e)	Approval of Directors. The information set forth under the “Special Factors—Reasons for the Merger of SST and Recommendation of the Board of Directors” of the Proxy Statement is incorporated herein by reference.

(f)	Other Offers. The information set forth under the caption “Special Factors—Past Contacts, Transactions, Negotiations and Agreements—Background of the Merger” and “Special Factors—Reasons for the Merger of SST and Recommendation of the Board of Directors” of the Proxy Statement is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

(a)	Report, Opinion, or Appraisal. The information set forth under the captions “Special Factors—Past Contacts, Transactions, Negotiations and Agreements—Background of the Merger,” “Summary Term Sheet,” “Special Factors—Opinion of the Financial Advisor to SST’s Strategic Committee” and “Important Information Concerning SST—Certain Projections” of the Proxy Statement, and the information set forth in “Annex B—Opinion of Houlihan Lokey Howard & Zukin Capital, Inc.” to the Proxy Statement, is incorporated herein by reference.

(b)	Preparer and Summary of the Report, Opinion, or Appraisal. The information set forth under the captions “Special Factors—Past Contacts, Transactions, Negotiations and Agreements—Background of the Merger,” “Special Factors—Opinion of the Financial Advisor to SST’s Strategic Committee” and “Special Factors—Financing” of the Proxy Statement, and the information set forth in “Annex B—Opinion of Houlihan Lokey Howard & Zukin Capital, Inc.” to the Proxy Statement, is incorporated herein by reference.

(c)	Availability of Documents. The information set forth under the caption “Other Matters—Where You Can Find More Information” of the Proxy Statement is incorporated herein by reference.

The reports, opinions or appraisal referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of SST. during regular business hours by any interested holder of SST common stock or any representative who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration.

(a)	Source of Funds. The information set forth under the captions “Summary Term Sheet —Other Important Considerations” and “Special Factors—Financing” of the Proxy Statement is incorporated herein by reference.

(b)	Conditions. The information set forth under the captions “Summary Term Sheet —Other Important Considerations” and “Special Factors—Financing” of the Proxy Statement is incorporated herein by reference.

(c)	Expenses. The information set forth under the caption “Special Factors—Financing—Estimated Fees and Expenses” of the Proxy Statement is incorporated herein by reference.

(d)	Borrowed Funds. The information set forth under the captions “Summary Term Sheet—Other Important Considerations” and “Special Factors—Financing” of the Proxy Statement is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

(a)	Securities Ownership. The information required by this item with respect to all of directors and executive officers of SST, including Mr. Yeh and Dr. Hu, is set forth under the caption “Important Information Concerning SST—Security Ownership of Certain Beneficial Owners and Management” of the Proxy Statement and is incorporated herein by reference. As a result of the Voting Agreements, as described in the Proxy Statement, Parent and Merger Sub may be deemed to be beneficial owners of the shares of SST common stock held by Mr. Yeh and Dr. Hu. Parent and Merger Sub expressly disclaim beneficial ownership of such shares.

(b)	Securities Transactions. The information set forth under the caption “Important Information Concerning SST—Prior Stock Purchases—Securities Transactions Within 60 Days” of the Proxy Statement is incorporated herein by reference. Except for the execution of the Voting Agreements, as described in the Proxy Statement, Parent and Merger Sub have not effected any transaction in SST common stock during the past 60 days.

Item 12. The Solicitation or Recommendation.

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth under the captions “Summary Term Sheet,” “Questions and Answers about the Special Meeting and Merger—Q: How do SST directors and executive officers intend to vote?,” “Special Factors—Past Contacts, Transactions, Negotiations and Agreements—Background of the Merger,” “Special Factors—Reasons for the Merger of SST and Recommendation of the Board of Directors,” “Special Factors—Opinion of the Financial Advisor to SST’s Strategic Committee,” “Special Factors—Purposes and Reasons for the Merger of the Management Group,” “Special Factors—Position of the Management Group as to the Fairness of the Merger,” “Special Factors—Purposes and Plans for SST After the Merger,” “Special Factors—Voting Agreements” and “Important Information Concerning SST—Directors and Executive Officers of SST” of the Proxy Statement is incorporated herein by reference.

(e)	Recommendations of Others. The information set forth under the caption “Special Factors—Reasons for the Merger of SST and Recommendation of the Board of Directors,” “Special Factors—Past Contacts, Transactions, Negotiations and Agreements—Background of the Merger,” “Special Factors—Opinion of the Financial Advisor to SST’s Strategic Committee,” “Special Factors—Purposes and Reasons for the Merger of the Management Group,” “Special Factors—Position of the Management Group as to the Fairness of the Merger” and “Special Factors—Purposes and Plans for SST After the Merger” of the Proxy Statement is incorporated herein by reference.

Item 13. Financial Statements.

(a)	Financial Information. The information set forth under (i) the captions “Important Information Concerning SST—Selected Historical Financial Data,” “Important Information Concerning SST—Ratio of Earnings to Fixed Charges,” and “Important Information Concerning SST—Book Value Per Share,” of the Proxy Statement, (ii) the captions “Consolidated Balance Sheets,” “Consolidated Statements of Operations,” “Consolidated Statements of Shareholders’ Equity and Comprehensive Loss,” and “Consolidated Statements of Cash Flows” in SST’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the SEC on March 20, 2009, and (iii) the captions “Condensed Consolidated Statements of Operations,” “Condensed Consolidated Balance Sheets,” and “Condensed Consolidated Statements of Cash Flows” in SST’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009 filed with the SEC on November 9, 2009, is incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

(a)	Solicitations or Recommendations. The information set forth under the captions “The Special Meeting—Solicitation of Proxies,” “Special Factors—Financing—Estimated Fees and Expenses” and “Special Factors—Interests of Our Directors and Executive Officers in the Merger” of the Proxy Statement is incorporated herein by reference.

(b)	Employees and Corporate Assets. The information set forth under the captions “The Special Meeting—Solicitation of Proxies” and “Special Factors—Interests of Our Directors and Executive Officers in the Merger” of the Proxy Statement is incorporated herein by reference.

Item 15. Additional information.

(b)	Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by reference. There is litigation related to the Merger. The information set forth under the caption “Special Factors—Litigation Related to the Merger” of the Proxy Statement is incorporated herein by reference.

Item 16. Exhibits.

(a)(1)	Not applicable.

(a)(2)(i)	Preliminary copy of Letter to Shareholders from the Secretary of Silicon Storage Technology, Inc., incorporated by reference to Schedule 14A filed by Silicon Storage Technology, Inc. on December 28, 2009 (the “Proxy Statement”).

(a)(2)(ii)	Preliminary copy of Notice of Special Meeting of Shareholders, incorporated by reference to the Proxy Statement.

(a)(2)(iii)	Preliminary form of Proxy Card, incorporated by reference to the Proxy Statement.

(a)(2)(iv)	Investor, Customer, and Employee Q&A, dated November 13, 2009, incorporated by reference to Schedule 14A filed by Silicon Storage Technology, Inc. on November 13, 2009.

(a)(2)(v)	Letter to Customers, Licensees and Partners, dated November 30, 2009, incorporated by reference to Schedule 14A filed by Silicon Storage Technology, Inc. on November 30, 2009.

(a)(3)	Preliminary Proxy Statement, incorporated by reference to the Proxy Statement.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release issued by Silicon Storage Technology, Inc. dated November 13, 2009, incorporated by reference to the Current Report on Form 8-K filed pursuant to Rule 14a-12 by Silicon Storage Technology, Inc. on November 13, 2009.

(a)(5)(ii)	Limited Guarantee, dated as of November 13, 2009, by and between Silicon Storage Technology, Inc. and Prophet Equity LP., incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed pursuant to Rule 14a-12 by Silicon Storage Technology, Inc. on November 13, 2009.

(a)(5)(iii)	Class Action complaint filed in the Superior Court of the State of California, captioned “Ridgeway v. Yeh et al.,” filed November 16, 2009.

(a)(5)(iv)	Class Action complaint filed in the Superior Court of the State of California, captioned “Fisher v. Silicon Storage Technology, Inc., et al.,” filed November 16, 2009.

(a)(5)(v)	Class Action complaint filed in the Superior Court of the State of California, captioned “Shaikh v. Yeh et al.,” filed November 17, 2009.

(a)(5)(vi)	Class Action complaint filed in the Superior Court of the State of California, captioned “Friedman v. Prophet Equity LP et al.,” filed November 17, 2009.

(a)(5)(vii)	Class Action complaint filed in the Superior Court of the State of California, captioned “Vladimir Gusinsky Rev. Trust v. Silicon Storage Technology, Inc., et al.,” filed November 19, 2009.

(a)(5)(viii)	Class Action complaint filed in the Superior Court of the State of California, captioned “Shih v. Silicon Storage Technology, Inc., et al.,” filed November 20, 2009.

(b)	Debt Commitment Letter, dated as of October 29, 2009, by and between Petrus Private Investments L.P. and Technology Resources Holdings, Inc.

(c)(1)	Financial analysis materials prepared by Houlihan Lokey Howard & Zukin Capital, Inc., in connection with its presentation to the Strategic Committee of Silicon Storage Technology, Inc.’s Board of Directors on November 12, 2009.

(c)(2)	Opinion of Houlihan Lokey Howard & Zukin Capital, Inc., dated November 13, 2009, incorporated by reference to Annex B to the Proxy Statement.

(d)(1)	Agreement and Plan of Merger, dated as of November 13, 2009, by and among Technology Resources Holdings, Inc., Technology Resources Merger Sub, Inc. and Silicon Storage Technology, Inc., incorporated by reference to Annex A to the Proxy Statement.

(d)(2)	Voting Agreement, dated as of November 13, 2009, by and among Technology Resources Holdings, Inc., Technology Resources Merger Sub, Inc. and Bing Yeh, incorporated by reference to Exhibit 99.3 of the Schedule 13D filed by Ross Gatlin (and his affiliates) on November 23, 2009.

(d)(3)	Voting Agreement, dated as of November 13, 2009, by and among Technology Resources Holdings, Inc., Technology Resources Merger Sub, Inc. and Yaw Wen Hu, incorporated by reference to Exhibit 99.4 of the Schedule 13D filed by Ross Gatlin (and his affiliates) on November 23, 2009.

(d)(4)	Contribution Agreement, dated as of November 13, 2009, by and between Technology Resources Holdings, Inc., Bing Yeh, and Yaw Wen Hu, incorporated by reference to Exhibit 99.6 of the Schedule 13D filed by Ross Gatlin (and his affiliates) on November 23, 2009.

(d)(5)	Equity Commitment Letter, dated as of November 13, 2009, by and between Silicon Storage Technology, Inc. and Prophet Equity LP.

(d)(6)	Reference is made to Exhibit (a)(5)(ii).

(e)	Not applicable.

(f)(1)	Chapter 13 of the California Corporations Code, incorporated by reference to Annex C to the Proxy Statement.

(g)	Not applicable.

(h)	Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SILICON STORAGE TECHNOLOGY, INC.

By:	/s/ Bing Yeh

Name:	Bing Yeh
Title:	Chairman and Chief Executive Officer

Date:	December 28, 2009

TECHNOLOGY RESOURCES HOLDINGS, INC.

By:	/s/ Ross Gatlin

Name:	Ross Gatlin
Title:	President

Date:	December 28, 2009

TECHNOLOGY RESOURCES MERGER SUB, INC.

By:	/s/ Ross Gatlin

Name:	Ross Gatlin
Title:	President

Date:	December 28, 2009

BING YEH	/s/ Bing Yeh

Date:	December 28, 2009

YAW WEN HU, PH.D.	/s/ Yaw Wen Hu

Date:	December 28, 2009

EXHIBIT INDEX

(a)(1)	Not applicable.

(a)(2)(i)	Preliminary copy of Letter to Shareholders from the Secretary of Silicon Storage Technology, Inc., incorporated by reference to Schedule 14A filed by Silicon Storage Technology, Inc. on December 28, 2009 (the “Proxy Statement”).

(a)(2)(ii)	Preliminary copy of Notice of Special Meeting of Shareholders, incorporated by reference to the Proxy Statement.

(a)(2)(iii)	Preliminary form of Proxy Card, incorporated by reference to the Proxy Statement.

(a)(2)(iv)	Investor, Customer, and Employee Q&A, dated November 13, 2009, incorporated by reference to Schedule 14A filed by Silicon Storage Technology, Inc. on November 13, 2009.

(a)(2)(v)	Letter to Customers, Licensees and Partners, dated November 30, 2009, incorporated by reference to Schedule 14A filed by Silicon Storage Technology, Inc. on November 30, 2009.

(a)(3)	Preliminary Proxy Statement, incorporated by reference to the Proxy Statement.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release issued by Silicon Storage Technology, Inc., dated November 13, 2009, incorporated by reference to the Current Report on Form 8-K filed pursuant to Rule 14a-12 by Silicon Storage Technology, Inc. on November 13, 2009.

(a)(5)(ii)	Limited Guarantee, dated as of November 13, 2009, by and between Silicon Storage Technology, Inc. and Prophet Equity LP., incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed pursuant to Rule 14a-12 by Silicon Storage Technology, Inc. on November 13, 2009.

(a)(5)(iii)	Class Action complaint filed in the Superior Court of the State of California, captioned “Ridgeway v. Yeh et al.,” filed November 16, 2009.

(a)(5)(iv)	Class Action complaint filed in the Superior Court of the State of California, captioned “Fisher v. Silicon Storage Technology, Inc., et al.,” filed November 16, 2009.

(a)(5)(v)	Class Action complaint filed in the Superior Court of the State of California, captioned “Shaikh v. Yeh et al.,” filed November 17, 2009.

(a)(5)(vi)	Class Action complaint filed in the Superior Court of the State of California, captioned “Friedman v. Prophet Equity LP et al.,” filed November 17, 2009.

(a)(5)(vii)	Class Action complaint filed in the Superior Court of the State of California, captioned “Vladimir Gusinsky Rev. Trust v. Silicon Storage Technology, Inc., et al.,” filed November 19, 2009.

(a)(5)(viii)	Class Action complaint filed in the Superior Court of the State of California, captioned “Shih v. Silicon Storage Technology, Inc., et al.,” filed November 20, 2009.

(b)	Debt Commitment Letter, dated as of October 29, 2009, by and between Petrus Private Investments L.P. and Technology Resources Holdings, Inc.

(c)(1)	Financial analysis materials prepared by Houlihan Lokey Howard & Zukin Capital, Inc., in connection with its presentation to the Strategic Committee of Silicon Storage Technology, Inc.’s Board of Directors on November 12, 2009.

(c)(2)	Opinion of Houlihan Lokey Howard & Zukin Capital, Inc., dated November 13, 2009, incorporated by reference to Annex B to the Proxy Statement.

(d)(1)	Agreement and Plan of Merger, dated as of November 13, 2009, by and among Technology Resources Holdings, Inc., Technology Resources Merger Sub, Inc. and Silicon Storage Technology, Inc., incorporated by reference to Annex A to the Proxy Statement.

(d)(2)	Voting Agreement, dated as of November 13, 2009, by and among Technology Resources Holdings, Inc., Technology Resources Merger Sub, Inc. and Bing Yeh, incorporated by reference to Exhibit 99.3 of the Schedule 13D filed by Ross Gatlin (and his affiliates) on November 23, 2009.

(d)(3)	Voting Agreement, dated as of November 13, 2009, by and among Technology Resources Holdings, Inc., Technology Resources Merger Sub, Inc. and Yaw Wen Hu, incorporated by reference to Exhibit 99.4 of the Schedule 13D filed by Ross Gatlin (and his affiliates) on November 23, 2009.

(d)(4)	Contribution Agreement, dated as of November 13, 2009, by and between Technology Resources Holdings, Inc., Bing Yeh, and Yaw Wen Hu, incorporated by reference to Exhibit 99.6 of the Schedule 13D filed by Ross Gatlin (and his affiliates) on November 23, 2009.

(d)(5)	Equity Commitment Letter, dated as of November 13, 2009, by and between Silicon Storage Technology, Inc. and Prophet Equity LP.

(d)(6)	Reference is made to Exhibit (a)(5)(ii).

(e)	Not applicable.

(f)(1)	Chapter 13 of the California Corporations Code, incorporated by reference to Annex C to the Proxy Statement.

(g)	Not applicable.

(h)	Not applicable.